KANE KESSLER, P.C.

1350 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10019

(212) 541-6222

November 23, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Mail Stop: 3561

100 F Street, NE

Washington, D.C. 20549

Attention:	John Fieldsend, Esq.

Re:	Jarden Corporation
Comment Letter Regarding Correspondence Submitted
November 4, 2009 for Jarden Corporation’s
Annual Report on Form 10-K for the Year Ended
December 31, 2008, Filed on February 23, 2009,
File No. 1-13665, and related filings

Dear Mr. Fieldsend:

We hereby submit in electronic format with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Exchange Act of 1934, as amended, and Regulation S-T, this letter regarding the Commission’s letter of comment, dated November 18, 2009 (the “Staff Letter”). In the Staff Letter, Jarden Corporation was initially given 10 business days within which to respond to the Commission’s comments. Pursuant to our telephone conversation on November 23, 2009, this letter is to confirm your consent to Jarden Corporation having an additional 17 business days, which would be on or before December 29, 2009, within which to respond to the Commission’s comments.

Thank you for consenting to such additional time period and we greatly appreciate your assistance in this matter.

Please feel free to contact the undersigned at (212) 519-5119, with any questions regarding the foregoing.

Very truly yours,

/s/ Mitchell D. Hollander

Mitchell D. Hollander

cc:	John E. Capps, Esq. (Jarden Corporation)